Exhibit 99.1

August 25, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Blue Gold Limited pursuant to Form 6-K dated August 26, 2025, which we understand will be filed with the Securities and Exchange Commission. We agree with the contents of the disclosure on Form 6-K under the heading, “Change in Registrant’s Certifying Accountant.”

/s/ Pannell Kerr Forster of Texas, P.C

Pannell Kerr Forster of Texas, P.C

Houston, Texas